UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Aptera Motors Corp., 5825 Oberlin Drive, Suite 7, San Diego, CA 92121

 (Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

General

We were formed as a Delaware corporation on March 4, 2019. The company was formed to engage in the production of energy-efficient, solar powered vehicles. The company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any revenue.

The following represents our performance highlights:

Operating Results

Revenues

As of June 30, 2021, the company has not yet generated any revenues. The company will not generate any revenues until a completed vehicle can be delivered to a customer. The company intends to do so before the end of 2022.

General and Administrative Expenses

Our operating expenses consist of general, selling and administrative expenses as well as research and development expenses The company spends significant money on engineering expenses to further its product design and capabilities. The company recorded total operating expenses of $3,961,068 for the six-month period ended June 30, 2021 and $1,558,500 for the six-month period ended June 30, 2020, an increase of $2,402,568, or 154%. The increase was driven by:

•	A $1,374,309 (or 100%) increase in research and development costs related to the significant increase in engineering services, research and development expenses, and engineering wages, to further develop the vehicle and its capabilities.

•	A $1,028,259 (or 560%) increase in general, selling and administrative expenses related to an overall increase in marketing expenses, and legal and professional fees.

As a result of the foregoing, the company’s net loss for the six-month period ended June 30, 2021 was $3,961,068, compared to $1,558,500 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the company had $5,389,768 in total assets, including $4,895,017 in cash and cash equivalents and $267,030 in merchant receivables, which relates to amounts receivable from pre-orders received through the company’s merchant processor. As of June 30, 2021, the company had $5,629,308 in total liabilities including $718,661 in accounts payable and accrued liabilities, $980,310 in customer deposits, and $3,781,882 in SAFE agreements. In January 2021, the company entered into an agreement to sublease space for its offices and for research and development. The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement. As of June 30, 2021, the company had not yet made any payments on the sublease, but has accrued the payments due within accounts payable and accrued liabilities. Future minimum sublease payments are $261,365 for the year ending June 30, 2022.

To date, the company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements.

During the six months ended June 30, 2021, the company sold:

•	3,103,154 shares of our Class A common stock at a weighted average price of approximately $1.75 per share for total proceeds of $5,425,000;
•	943,538 shares of its Class B Common Stock at a price of $3.80 per share for total proceeds of $3,585,444;
•	SAFE agreements in exchange for cash investments totaling $2,151,429.

The company has enough capital to last up to and through its Regulation A offering, to sustain its current operations. The company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 24 months. We anticipate that we will need at least $10,000,000, in addition to the amounts previously raised, to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our focus in 2021 is in completing and production intent vehicle design and validation by the end of the year. We will be engaging with many new partners to supply validated production parts in 2022. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will also be hiring up many internal positions and building our facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

APTERA MOTORS CORP.

FINANCIAL STATEMENTS

(unaudited)

APTERA MOTORS CORP.

APTERA MOTORS CORP.
BALANCE SHEETS (unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash	$4,895,017	$653,771
Merchant receivable	267,030	435,315
Prepaids and other current assets	151,326	47,471
Total current assets	5,313,373	1,136,557
Deferred offering costs	30,000	58,000
Property and equipment, net	46,395	6,515
Total assets	$5,389,768	$1,201,072

Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable and accrued liabilities	$718,661	$131,919
Accrued payroll	135,530	-
Customer deposits	980,310	452,070
Deferred rent	12,925	-
Total current liabilities	1,847,426	583,989

Simple Agreements for Future Equity (“SAFE”)	3,781,882	1,630,453
Total liabilities:	5,629,308	2,214,442

Commitments and Contingencies (Note 5)	-	-
Stockholders' Deficit:
Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 54,301,904 and 51,198,750 shares issued and outstanding, respectively	5,431	5,121
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 943,538 and 0 shares issued and outstanding, respectively	94	-
Additional paid-in capital	11,847,091	3,394,979
Stockholders’ receivable	(3,717,618)	-
Accumulated deficit	(8,374,538)	(4,413,470)
Total stockholders' deficit	(239,540)	(1,013,370)
Total liabilities and stockholders' deficit	$5,389,768	$1,201,072

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

STATEMENTS OF OPERATIONS (unaudited)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Revenues	$-	$-
Cost of Revenues	-	-
Gross Profit	-	-

Operating Expenses -
General, selling, and administrative	1,211,845	183,586
Research and development	2,749,223	1,374,914
Total operating expenses	3,961,068	1,558,500

Operating loss	(3,961,068)	(1,558,500)
Net loss	$(3,961,068)	$(1,558,500)
Basic and diluted loss per share	$(0.08)	$(0.03)
Weighted average shares basic and diluted	51,245,666	48,151,236

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to the financial statements.

APTERA MOTORS CORP.
STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY (unaudited)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Class A Common Stock
Balance, beginning of period	$5,121	$4,500
Sales of common stock	310	473
Balance, end of period	$5,431	$4,973
Class B Common Stock
Balance, beginning of period	$-	$-
Sales of common stock	94	-
Balance, end of period	$94	$-
Additional Paid-In Capital
Balance, beginning of period	$3,394,979	$195,600
Sales of common stock	9,010,040	2,099,527
Issuance costs	(557,928)	-
Balance, end of period	$11,847,091	$2,295,127
Stockholders’ Receivable
Balance, beginning of period	$-	$-
Sales of common stock	(3,717,618)	-
Balance, end of period	$(3,717,618)	$-
Accumulated Deficit
Balance, beginning of period	$(4,413,470)	$(224,487)
Net loss	(3,961,068)	(1,558,500)
Balance, end of period	$(8,374,538)	$(1,782,987)
Total Stockholders’ (Deficit) Equity	$(239,540)	$517,113

See accompanying notes to the financial statements.

APTERA MOTORS CORP.
STATEMENTS OF CASH FLOWS (unaudited)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Cash Flows from Operating Activities
Net loss	$(3,961,068)	$(1,558,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,388	920
Credit memo from vendor	(9,828)	-
SAFE issuance costs	41,250	21,500
Deferred rent	12,925	-
Changes in operating assets and liabilities:
Merchant receivable	168,285	-
Related party receivable	-	(300,000)
Prepaids	(94,027)	-
Deferred offering costs	(74,540)	-
Accounts payable and accrued liabilities	387,932	300,000
Accrued payroll	135,530	-
Customer deposits	528,240	-
Net cash used in operating activities	(2,861,913)	(1,536,080)
Cash Flows from Investing Activities
Purchase of property and equipment	(43,268)	-
Net cash used in investing activities	(43,268)	-
Cash Flows from Financing Activities
Proceeds from SAFE agreements	2,110,179	274,168
Proceeds from sales of common stock	5,292,827	2,100,000
Common stock issuance costs	(256,579)	-
Net cash provided by financing activities	7,146,427	2,374,168
Increase in cash and cash equivalents	4,241,246	838,088

Cash and cash equivalents, beginning of period	653,771	190,382
Cash and cash equivalents, end of period	$4,895,017	$1,028,470

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:

Stockholders’ receivable	$3,717,618	$-
Common stock issuance costs	$301,350	$-

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 (‘Inception”) in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters are located in San Diego, California.

The Company is developing an electric vehicle focused on efficiency. We intend to begin designing a Beta version of this vehicle while collecting pre-orders for its sale in 2021, and we intend to enter into production of this vehicle in 2022, subject to many variables.

Risks and Uncertainties

The Company has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and debt issues. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management’s Plans

We will rely on advances from our founders and other external financings to operate in the Company’s early stages. The Company lacks significant working capital and is still in its early stages of operations. We will incur significant additional costs before significant revenue is achieved. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation Crowdfunding offerings and our Regulation 1-A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2021. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of certain on-balance- sheet financial instruments approximated their fair values.

The Simple Agreements for Future Equity (“SAFEs”) are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of June 30, 2021 and December 31, 2020, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Level 3 Liabilities

SAFEs, December 31, 2020	$1,630,453	SAFEs, December 31, 2019	$223,124
Additions	2,151,429	Additions	295,668
Changes in fair value	-	Changes in fair value	-
SAFEs, June 30, 2021	$3,781,882	SAFEs, June 30, 2020	$518,792

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Deferred Offering Costs

The Company has deferred certain costs related to its Regulation 1-A offering as of June 30, 2021 and December 31, 2020 in accordance with ASC 340-10-S99-1. The Company has used a portion of those deferred costs to offset additional paid-in capital as proceeds are received from the raise.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of equipment is five years and the estimated useful life of computer hardware and software is five years.

Simple Agreements for Future Equity

The Company has issued SAFEs in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by contractors. These SAFEs have been classified as long-term liabilities, see Note 4.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2021 and December 31, 2020, the fair values of the SAFEs are equal to their face amounts.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

As of June 30, 2021 and December 31, 2020, the Company had deferred tax assets of $2,019,606 and $854,650, respectively, related to net operating loss carryforwards for which a full valuation allowance has been applied. In addition, the net operating loss carryforwards don’t expire for federal purposes but expire in 20 years for state.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Loss Per Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s SAFE agreements do not convert into common shares unless a certain triggering event occurs, and the Company does not have any other potentially dilutive debt or equity as of June 30, 2021 and December 31, 2020.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The adoption of ASU 2016-02 will result in an increase to the Company’s balance sheets for lease liabilities and right-of-use assets. The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

NOTE 3 – MERCHANT RECEIVABLE AND CUSTOMER DEPOSITS

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company recorded the customer deposits of $452,070 as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor of $16,755 for the year ended December 2020 were recorded to general and administrative expenses. The net amount receivable of $435,315 from the merchant processor is recorded as a merchant receivable as of December 31, 2020. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

As of June 30, 2021, the Company has recorded customer deposits of $980,310 as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $17,459 for the six months ended June 30, 2021 were recorded to general and administrative expenses. As of June 30, 2021, the Company has a net amount receivable of $267,030 from the merchant processor which is recorded as a merchant receivable.

Subsequent to June 30, 2021, the Company began using a new merchant processor to process its pre-orders. The Company had an additional $51,826 of pre-orders and has received $136,162 from the merchant processors for pre-orders.

NOTE 4 – SIMPLE AGREEMENT FOR FUTURE EQUITY

SAFE Agreements Issued to Investors

During the six months ended June 30, 2021, the Company entered into SAFE agreements with various investors in exchange for cash investments totaling $2,150,429. Those SAFE agreements have a higher valuation cap than those previously issued to investors. During the six months ended June 30, 2020, the Company entered into SAFE agreements with various investors in exchange for cash investments totaling $295,668.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

These SAFE agreements become convertible into shares of the Company’s preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) the sale price; B) the discount price for which equals price per shares sold times the discount rate of 100%. In the case of a liquidation event, SAFE holders are repaid at their option: a) cash payment equal to their investment amount, or b) the number of common shares equal to the purchase amount divided by the liquidity price for which means the price per share equal to the valuation cap per the agreement, divided by the number of shares of capital stock immediately prior to the liquidity event.

In the case of a dilution event, the Company will pay first to the Senior Preferred Holders any amounts due and payable and then second an amount to the SAFE holders an amount equal to their investment amount. In addition, the Company has the option to repurchase the SAFEs within six months of issuance at the greater of: a) investment amount or b) the fair market value of the instrument as determined by a third-party valuation.

Subsequent to June 30, 2021, the Company issued SAFE agreements to outside investors for proceeds of $70,950. Those agreements have materially consistent terms with previously issued SAFE agreements.

SAFE Agreements Issued to Contractors

During the six months ended June 30, 2021 and 2020, the Company did not enter into any SAFE agreements with contractors.

Valuation of SAFE Agreements

The aggregate amount of the SAFE liability is $3,781,882 and $1,630,453 as of June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021 and December 31, 2020, the SAFE agreements had not yet converted as a triggering event has not yet occurred. The SAFE agreements are recorded as a long-term liability until conversion occurs.

In addition, during the six months ended June 30, 2021 and June 30, 2020, the Company paid commissions of $41,250 and $21,500, respectively, representing approximately 1.9% and 7.3% of the gross SAFE proceeds issued to Investors, to a third-party provider.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

In January 2021, the Company entered into an agreement to sublease space for its offices and for research and development. The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement. As of June 30, 2021, the Company had not yet made any payments on the sublease, but has accrued the payments due within accounts payable and accrued liabilities. Future minimum sublease payments are $261,365 for the year ending June 30, 2022.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

The Company is raising money on a Regulation 1-A offering. As of December 31, 2020, the Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. The agreement also includes a one-time set-up fee of $33,000 which has been paid and recorded as an offset to additional paid-in capital as of June 30, 2021. As of December 31, 2020, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. The agreement includes an up-front engagement fee of $25,000, a $25,000 fee due monthly in advance upon achieving SEC qualification, and a $30 variable technology fee. Fees paid to and accrued as of June 30, 2021 for Issuance, Inc. have been offset against additional paid-in capital as of June 30, 2021.

NOTE 6 – STOCKHOLDERS’ EQUITY

Stock Split

During the six months ended June 30, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “Stock Split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Class A Common Stock

We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. During the six months ended June 30, 2021, the Company sold 3,103,154 shares of our Class A common stock at a weighted average price of approximately $1.75 per share for total proceeds of $5,425,000. During the six months ended June 30, 2020, the Company sold 4,725,000 shares of our Class A common stock at price of approximately $0.44 per share for total proceeds of $2,100,000.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the six months ended June 30, 2021, the Company sold 943,538 shares of our Class B common stock at a price of $3.80 per share for total proceeds of $3,585,444. During the six months ended June 30, 2020, the Company did not sell any Class B Common Stock.

Subsequent to June 30, 2021, the Company sold 2,713,817 shares of Class B common stock at a weighted average price of $4.53 per share for total proceeds of $12,302,878.

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company’s objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law. As of June 30, 2021, the Company had not granted any options under the Plan and there were 19,000,000 options available for future grant under the Plan.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Subsequent to June 30, 2021, the Company issued 12,879,253 options to its employees and consultants.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2021 and 2020, the Company paid its executive officers $239,933 and $25,000, respectively. In March of 2020, the Company disbursed $300,000 to one of its shareholders and received that money back in July of 2020.

NOTE 8 – SUBSEQUENT EVENTS

See Notes 3, 4 and 6 for discussion of the subsequent events.

The Company has evaluated subsequent events that occurred after June 30, 2021, through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Amended and Restated Certificate of Incorporation (2)

2.2 Bylaws (2)

4.1 Form of Subscription Agreement (1)

8.1 Form of Escrow Agreement (2)

(1)    Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 9, 2021.

(2)    Incorporated by referenced to the Company’s Form 1-A/A filed with the SEC on April 30, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptera Motors Corp.

/s/ Chris Anthony
Chief Executive Officer Date: September 24, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Chief Executive Officer

Date: September 24, 2021

/s/ Steve Fambro
Steve Fambro, Principal Financial Officer, Principal Accounting Officer

Date: September 24, 2021